Moody’s Affirms Ecopetrol’s Global and Standalone Credit Ratings

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company” or “Ecopetrol”) announces that the credit rating agency Moody’s has affirmed the Company’s global credit rating at Ba1 with a stable outlook. The agency also confirmed Ecopetrol’s standalone rating at b1.

Moody’s stated that the Ba1 global rating reflects Ecopetrol’s position as Colombia’s leading oil and gas producer, as well as its significant power transmission business in Colombia and other Latin American countries.

The aforementioned factors support a global rating that is three notches above the Company’s standalone rating, including the backing of the Colombian government through the gradual phase-out of fuel subsidies, as well as the reduction in accounts receivable related to the Fuel Price Stabilization Fund (FEPC), both of which have contributed to strengthening the Company’s liquidity.

Regarding the standalone rating, Moody’s highlighted the strength and stability of the Company’s cash flow, further supported by its power transmission subsidiary (ISA) and midstream affiliates, which together contributed 18% to EBITDA in 2024.

The report issued by the rating agency on June 27, 2025, announcing the rating affirmation, can be accessed in the link below:

https://www.moodys.com/research/docid--PR_509243

Bogota D.C., June 27, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co

S&P Global
Ratings

RatingsDirect®

Research Update:

Ecopetrol S.A. Downgraded To 'BB' From 'BB+' On Similar Action On Colombia; Outlook Negative

June 27, 2025

Primary contact

Humberto Patino
Mexico City
52-55-50814485
humberto.patino
@spglobal.com

Secondary contact

Fabiola Ortiz
Mexico City
52-55-5081-4449
fabiola.ortiz
@spglobal.com

Rating Action Overview

- On June 26, 2025, S&P Global Ratings lowered its long-term foreign currency sovereign credit rating on Colombia to 'BB' from 'BB+' and local currency to 'BB+' from 'BBB-' because of delayed improvements on the sovereign fiscal deficit.
- Our ratings on Ecopetrol S.A. remain capped by the sovereign rating based on its relevance in Colombia's revenue generation, government-related entity status, and very important role in the country's energy transition.
- As a result, on June 27, 2025, we lowered our issuer credit and issue-level ratings on Ecopetrol to 'BB' from 'BB+', while its stand-alone credit profile (SACP) remains at 'bb+'.
- The negative outlook on Ecopetrol continues to reflect that on Colombia.

Rating Action Rationale

Deterioration of Colombia's fiscal results has contributed to weaker economic performance, higher level of government debt and interests, while also lowering confidence for foreign investments. Our ratings on Colombia capture its limited fiscal flexibility, high debt burden, weak external position (including its volatile terms of trade), and moderate GDP per capita. The combination of large fiscal deficits and weak economic performance has worsened Colombia's public finances and increased its vulnerability to external shocks. Expansive government primary spending, a growing interest burden, and lower-than-expected revenue collections have caused it to significantly miss fiscal targets and post large deficits since 2024. Fiscal policy has also become less predictable, as highlighted by the government's recent decision to suspend the country's fiscal rule for three years. For more detail, see our most recent report, "Colombia Long-Term Foreign Currency Rating Lowered To 'BB' From 'BB+' On Weaker Fiscal Performance; Outlook Negative," June 26, 2025.

Our rating on Ecopetrol moves in tandem with the rating on Colombia. We think the likelihood that the Colombian government would provide timely and sufficient extraordinary support to

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Ecopetrol S.A. Downgraded To 'BB' From 'BB+' On Similar Action On Colombia; Outlook Negative

the company under a stress scenario is very high. We base our view on Ecopetrol's strong link with the government, given its 88.49% ownership of the company, and Ecopetrol's very important role as Colombia's leading oil and gas producer. We cap our ratings on Ecopetrol at the same level as the foreign currency sovereign credit rating (BB/Negative/B) because of the company's connection with the government and potential for extraordinary negative government intervention.

We expect Ecopetrol will maintain consistency in both leverage and profitability while achieving its growth prospects. Our base-case scenario for the next two years expects leverage to remain around 2.0-2.5x and EBITDA margins at about 40%. Our assumed credit metrics already take into account Ecopetrol's emphasis on increasing production and reserves, operating refineries at more than 90% of installed capacity, and the 2040 strategy aimed at enhancing the share of renewable energy sources. For more detail, see our most recent report, "Ecopetrol S.A. 'BB+' Ratings Affirmed; Outlook Still Negative; Stand-Alone Credit Profile Revised Down," June 4, 2025.

Outlook

The negative outlook on Ecopetrol continues to reflect the negative outlook on Colombia. We expect Ecopetrol to continue playing a very important role in the Colombian economy and maintain a very strong link with the government. Therefore, our ratings on Ecopetrol will most likely move in tandem with those on the sovereign.

Downside scenario

We could lower the ratings on Ecopetrol in the next 12 months if we downgrade Colombia.

We could revise down its SACP in the next 12 months if:

- The company's financial performance weakens such that we expect its adjusted net debt to EBITDA to consistently rise close to 3.0x. This could stem from lower prices, weaker production sales, and/or increased debt beyond our expectations;
- We perceive weaker business for Ecopetrol if it posts declines in production or replacement ratios below 100%; or
- Ecopetrol prioritizes cash outflows as dividends rather than for maintenance and growth capital expenditures (capex).

Upside scenario

We could revise the outlook to stable on Ecopetrol if we were to take a similar action on the foreign currency sovereign credit rating on Colombia.

Although unlikely in the next 12-18 months, we could revise up the SACP to 'bbb-' if the company's operating and financial performance is well above our expectations. This scenario could result if:

- Ecopetrol has higher-than-expected production stemming from investments in Colombia and/or international fields;
- The company has debt-to-EBITDA ratios below 2.0x, while improving profitability margins despite price volatility;

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Ecopetrol S.A. Downgraded To 'BB' From 'BB+' On Similar Action On Colombia; Outlook Negative

- Ecopetrol improves cash flows after capex and dividends, leading to discretionary cash flow to debt at or above 15%; or
- There are more independent board members and the company improves board member turnover.

Company Description

Ecopetrol is a vertically integrated oil and gas company based in Bogota, Colombia. The company also engages in power and infrastructure-related activities. It has a presence in Colombia, Brazil, Mexico, the U.S. Gulf Coast, and Singapore, as well as in Chile, Peru, and Bolivia through Interconexión Eléctrica S.A. (ISA).

Ecopetrol is involved in all stages of the hydrocarbon chain: exploration, production, refining, and marketing, as well as the electric transmission business. The government of Colombia currently owns 88.49% of Ecopetrol, making it the controlling shareholder. Institutional shareholders and retail investors own the remaining 11.51%.

Rating Component Scores

Rating Component Scores

Component	
Foreign currency issuer credit rating	BB/Negative/--
Local currency issuer credit rating	BB/Negative/--
Business risk	3 - Satisfactory
Country risk	4 - Moderately High Risk
Industry risk	4 - Moderately High Risk
Competitive position	3 - Satisfactory
Financial risk	4 - Significant
Cash flow/leverage	4 - Significant
Anchor	bbb-
Diversification/portfolio effect	3 - Neutral/Undiversified
Capital structure	Neutral
Financial policy	Neutral
Liquidity	Adequate
Management and governance	Moderately Negative
Comparable rating analysis	Neutral
Stand-alone credit profile	bb+

Related Criteria

- Criteria | Corporates | General: Sector-Specific Corporate Methodology, April 4, 2024
- Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024

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Ecopetrol S.A. Downgraded To 'BB' From 'BB+' On Similar Action On Colombia; Outlook Negative

- Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024
- General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021
- General Criteria: Group Rating Methodology, July 1, 2019
- Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019
- Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018
- General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015
- Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014
- General Criteria: Methodology: Industry Risk, Nov. 19, 2013
- General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
- General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Related Research

- S&P Global Ratings Lowers Its Oil Price Assumptions On Potential Oversupply; Natural Gas Price Assumptions Unchanged, April 10, 2025
- Global Macro Update: Seismic Shift In U.S. Trade Policy Will Slow World Growth, May 1, 2025

Ratings List

Ratings list		
Downgraded		
	To	**From**
Ecopetrol S.A.		
Issuer Credit Rating	BB/Negative/--	BB+/Negative/--
Senior Unsecured	BB	BB+

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at https://disclosure.spglobal.com/ratings/en/regulatory/ratings-criteria for further information. A description of each of S&P Global Ratings' rating categories is contained in "S&P Global Ratings Definitions" at https://disclosure.spglobal.com/ratings/en/regulatory/article/-/view/sourceId/504352. Complete ratings information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings referenced herein can be found on S&P Global Ratings' public website at www.spglobal.com/ratings.

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